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                [LETTERHEAD OF COMSAT CORPORATION APPEARS HERE]

                                                              September 25, 1998

To the Shareholders of
COMSAT Corporation:

  We are pleased to inform you that COMSAT Corporation entered into an Agreement and Plan of Merger with Lockheed Martin Corporation on September 18, 1998 (the "Merger Agreement"). Pursuant to the Merger Agreement, a wholly-owned subsidiary of Lockheed Martin has today commenced a tender offer (the "Offer") to purchase up to 49% of COMSAT's common stock for $45.50 per share in cash. The Offer is conditioned upon a minimum of one-third of the total number of COMSAT's outstanding shares being tendered in the Offer, the approval of the Merger Agreement by COMSAT's shareholders, certain regulatory approvals and other matters. Per the Merger Agreement, following the Offer, COMSAT will be merged with another wholly-owned subsidiary of Lockheed Martin (the "Merger"). All shares not purchased in the Offer (other than shares held by Lockheed Martin and its affiliates or by dissenting shareholders) will be converted into the right to receive 0.5 shares of Lockheed Martin common stock in the Merger. The Merger is subject to certain conditions, including the amendment or repeal of the Communications Satellite Act of 1962.

  YOUR BOARD OF DIRECTORS HAS BY A UNANIMOUS VOTE (EXCLUDING FOUR DIRECTORS WHO EITHER WERE ABSENT OR RECUSED THEMSELVES) APPROVED THE OFFER, THE MERGER AND THE MERGER AGREEMENT AND HAS DETERMINED THAT THE TERMS OF EACH ARE CONSISTENT WITH, AND IN FURTHERANCE OF, THE LONG-TERM BUSINESS STRATEGY OF THE COMPANY AND ARE FAIR TO COMSAT'S SHAREHOLDERS. THE BOARD RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of Donaldson, Lufkin & Jenrette Securities Corporation, the Company's financial advisor, that, as of the date of such opinion, the consideration to be received by the Company's shareholders pursuant to the Merger Agreement is fair to such shareholders from a financial point of view.

  In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated September 25, 1998, of the Lockheed Martin subsidiary which is making the Offer, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read the enclosed materials carefully.

                                   Sincerely,


  /s/ Edwin I. Colodny                   /s/ Betty C. Alewine

  Edwin I. Colodny                       Betty C. Alewine
  Chairman of the Board                  President and Chief Executive Officer